Exhibit 99.1

Yingli Green Energy Signs Framework Agreement with United PV for the Acquisition of 300 MW Solar PV Plants

BAODING, China, April 14, 2014 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company,”) the largest vertically integrated photovoltaic (“PV”) module manufacturer in the world, known as “Yingli Solar,” today announced that its wholly-owned subsidiary, Yingli Energy (China) Company Limited (“Yingli China,”) has entered into a framework agreement with United Photovoltaic Group Limited (“United PV” ) for the acquisition of China-based solar PV plants to be developed and constructed by Yingli Green Energy. United PV is a company listed on the Main Board of Hong Kong Stock Exchange.

According to the agreement, United PV will acquire at least 300 MW of large-scale solar energy systems, which is eligible for certain criterions, from Yingli China from 2014 to 2016. The plants are located mainly in Hebei, Guangxi, Shanxi, Shandong, and other provinces. Yingli China’s wholly-owned project companies will have 100% equity in the power plants, and are responsible for their development, construction and operation. United PV will acquire the project companies from Yingli China after the grid-connection and inspection to meet certain criterions addressed in the agreement.

“The collaboration with Yingli Green Energy will benefit both of our companies as we work to expand China’s installed solar capacity through large-scale PV projects and create the leading operation platform for solar PV plants in China. Yingli Green Energy is one of the global PV industry leaders and the world’s largest PV module manufacturer - they are experienced and capable in developing high quality solar plants. Together, we look forward to further cooperative opportunities in PV across the globe,” said Mr. Hong LI, Chief Financial Officer of United PV.

“United PV has attracted significant public attention and recognition because of its success in China’s downstream solar industry. United PV’s deep experience in the acquisition and operation of solar PV plants complements Yingli’s leading position in PV module manufacturing, system design, and construction,” said Mr. YiyuWang, Chief Financial Officer of Yingli Green Energy. “As evidenced by today’s announcement, Yingli remains committed to accelerating the development of our downstream business globally. We are pursuing this strategy in order to further improve profitability and optimize the Company’s financial structure.”

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is the world’s largest photovoltaic module manufacturer in terms of production capacity and shipments. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 9,000 MW PV modules to customers worldwide. For more information. please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

About United PV

United Photovoltaics Group Limited (“United PV” or “the Company,” stock code: 00686.HK), is a leading photovoltaic power plant investor and operator in China. On 10 June 2013, the Company (formerly known as “Goldpoly New Energy Holdings Limited”) completed the acquisition of China Merchants New Energy Holdings Limited, building China Merchants New Energy Group into the largest shareholder of the Company. Following the acquisition, the Company commenced a series of mergers and acquisitions by leveraging strong connections with SOEs and leading conglomerates to consolidate resources in the solar power industry. The Company aims to become China’s most efficient and professional operational platform for photovoltaic power plants as well as to establish a healthy photovoltaic green ecosystem. The Company is listed on the Main board of the Hong Kong Stock Exchange with the stock code 00686.HK, and was officially renamed United Photovoltaics Group in early 2014. For more information. please visit www.unitedpvgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information about Yingli Green Energy, please contact:

In China

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yinglisolar.com

In the Americas:

Helena Kimball

Head of Marketing

Yingli Green Energy Americas Inc.

Tel: +1-603-591-5812

Email: helena.kimball@yingliamericas.com

In Europe:

Rebecca Jarschel

Public Affairs & Public Relations Director

Yingli Green Energy International AG

Tel: +41 (0) 44 567 6143

Email: rebecca.jarschel@yinglisolar.ch